                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)



                                 INFOCURE CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                   45665A105
                                 (Cusip Number)


                                   MELVYN CRAW
                         CRESCENT INTERNATIONAL LIMITED
                         C/O GREENLIGHT (SWITZERLAND) SA
                         84, AV LOUIS-CASAI, P.O. BOX 42
                              1216 GENEVA, COINTRIN
                                   SWITZERLAND

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                    COPY TO:
                               SARA P. HANKS, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000



                                JANUARY 21, 1999
             (Date of event which requires filing of this statement)


|_|      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

|_|      Check box if a fee is being paid with the statement.


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

CUSIP No._ 45665A108                                     13D                                                  Page 2
============ =======================================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             CRESCENT INTERNATIONAL LIMITED
============ =======================================================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a)|_|
                                                                                                              (b)|X|
============ =======================================================================================================
    3.       SEC USE ONLY


============ =======================================================================================================
    4.       SOURCES OF FUNDS

             WC
============ =======================================================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                 |_|
============ =======================================================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             BERMUDA
============ =======================================================================================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                    549,983
      BENEFICIALLY
        OWNED BY            8.    SHARED VOTING POWER
          EACH
       REPORTING                  549,983
      PERSON WITH
                            9.    SOLE DISPOSITIVE POWER

                                  549,983

                           10.    SHARED DISPOSITIVE POWER

                                  549,983

============ =======================================================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             549,983
============ =======================================================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                 |-|
============ =======================================================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.2%
============ =======================================================================================================
    14.      TYPE OF REPORTING PERSON
             CO
============ =======================================================================================================

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
CUSIP No. _ 45665A108                                    13D                                                  Page 3
============ =======================================================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             DMI TRUST
============ =======================================================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a)|_|
                                                                                                              (b)|X|
============ =======================================================================================================
    3.       SEC USE ONLY


============ =======================================================================================================
    4.       SOURCES OF FUNDS

             NOT APPLICABLE
============ =======================================================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                 |_|
============ =======================================================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             BAHAMAS
============ =======================================================================================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                              None
      BENEFICIALLY
        OWNED BY            8.    SHARED VOTING POWER
          EACH
       REPORTING                            549,983
      PERSON WITH
                            9.    SOLE DISPOSITIVE POWER

                                            None

                           10.    SHARED DISPOSITIVE POWER

                                            549,983

============ =======================================================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             549,983
============ =======================================================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                 |-|
============ =======================================================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.2%
============ =======================================================================================================
    14.      TYPE OF REPORTING PERSON
             OO
============ =======================================================================================================


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
                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         This Amendment No. 1 which relates to shares of the common stock, par value $0.001 per share (the "Common Stock")(1), of InfoCure Corp., a Delaware corporation (the "Issuer") and is being filed jointly by DMI Trust ("DMI") and Crescent International Limited ("Crescent"), supplements and amends the statement on Schedule 13D originally filed with the Commission on December 22, 1998 (as amended, the "Statement").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate amount of funds used by Crescent to purchase the 449,983 shares of Common Stock and the Warrant (as defined in Item 5) was approximately $7,000,000. The aggregate amount of funds to be used by Crescent to purchase the 100,000 shares of Common Stock through exercise of the Warrant is currently anticipated to be approximately $2,300,000. Crescent has used and will use its working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            Crescent acquired shares of the Common Stock of the Issuer for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any material change in the present capitalization or dividend policy of the Issuer, (e) any other material change in the Issuer's business or corporate structure, (f) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) a class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (i) any action similar to any of the enumerated actions in (a) through (h) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Crescent owns 449,983 shares of the Common Stock of the Issuer (the "Common Stock") representing 6.7% of the 6,681,576 shares of Common Stock outstanding as of the date hereof.

                   Crescent also owns a warrant (the "Warrant") to purchase 100,000 shares of the Common Stock of the Issuer. The warrant is exercisable by Crescent at any time before September 28, 2003. Accordingly, pursuant to the Warrant, Crescent owns beneficially 100,000 shares of the Common Stock of the Issuer, and owns beneficially in total 549,983 shares of Common Stock, representing approximately 8.2% of the as adjusted shares of the Common Stock outstanding.

                   DMI may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent. Accordingly, for purposes of this Statement: (i) Crescent is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 549,983 shares of Common Stock beneficially owned by it and (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 549,983 shares of



------------------
(1) The par value of the Common Stock was incorrectly reported as $0.01 in the original Statement.


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
Common Stock beneficially owned by Crescent, such number of shares representing approximately 8.2% of the as adjusted shares of Common Stock outstanding.

            (c) On January 21, 1999, pursuant to the terms of the Stock Purchase Agreement, dated September 28, 1998, by and between Crescent and the Issuer, and the Side Letter (as defined in Item 6), Crescent acquired 80,000 shares of Common Stock of the Issuer for a purchase price of approximately $2,000,000. Such 80,000 shares are included within the 549,983 shares described above.

                   Other than as described above, Crescent has the sole power to vote or direct the vote and to dispose or direct the disposition of all the shares of Common Stock stated to be beneficially owned by Crescent in Item 5(a) hereof.

            (d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The description that follows of certain provisions of the Side Letter included as Exhibit 7.4 hereto is not, and does purport to be, complete, and is qualified in its entirety by reference to such Exhibit.

         Crescent and the Issuer entered into a Side Letter, dated January 21, 1999 (the "Side Letter"), pursuant to which the Issuer issued and sold to Crescent 80,000 shares of Common Stock.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.4 Side Letter, by and between InfoCure Corporation and Crescent International Limited, dated as of January 21, 1999.


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
                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 1999

                                            CRESCENT INTERNATIONAL LIMITED





                                            By:  /s/ Omar Ali
                                                  Omar Ali
                                                  Director





                                            DMI TRUST





                                            By:  /s/ Omar Ali
                                                  Omar Ali
                                                  Director



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
                                   SCHEDULE I

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                         CRESCENT INTERNATIONAL LIMITED


         Set forth in the table below is the name and the present principal occupation or employment of each of the directors and executive officers of Crescent International Limited. Except as otherwise stated, each person listed below has a principal business address of Clarendon House, 2 Church Street, Hamilton HM 11.

Name                                     Present Principal Occupation or Employment                   Citizenship
----                                     ------------------------------------------                   -----------
Omar Ali(2)                              Director of Crescent International Limited                     Somalian

Donald Malcolm                           Director of Crescent International Limited                     British

David Astwood                            Director of Crescent International Limited                     British

Osama Mohamed Ali                        Secretary of Crescent International Limited                     Swiss

John Thompson                       Assistant Secretary of Crescent International Limited               British

------------------
(2) Mr. Ali has a principal business address of 84, av. Louis Casai, P.O. Box 42, 1216 Geneva, Cointrin, Switzerland.



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
                                   SCHEDULE II

                INFORMATION REGARDING THE TRUST ADMINISTRATOR OF
                                    DMI TRUST


         DMI Trust has a trust administrator, DMI SA. Set forth in the table below is the name and the present principal occupation or employment of each of the directors of the trust administrator of DMI Trust. Each person listed below has a principal business address of 84, av Louis Casai, P.O. Box 42, 1216 Geneva, Cointrin, Switzerland.

Name                                     Present Principal Occupation or Employment                   Citizenship
----                                     ------------------------------------------                   -----------
Mohamed Al-Faisal                        Director of Dar Al Maal Al-Islami (DMI) SA                  Saudi Arabian

Omar Ali                                 Director of Crescent International Limited                     Somalian

Pierre Besuchet                          Director of Dar Al Maal Al-Islami (DMI) SA                      Swiss

Lucien Rouillier                         Director of Dar Al Maal Al-Islami (DMI) SA                      Swiss

Moustapha Hosny                          Director of Dar Al Maal Al-Islami (DMI) SA                      Swiss


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